Exhibit 12.1
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Ratio of earnings to fixed charges	Year ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Earnings:
Income from continuing operations before taxes	$80,049	$62,839	$48,648	$46,288	$37,419
Fixed charges excluding deposits and preferred stock dividends:	9,403	8,206	6,015	4,764	4,402
Subtotal	89,452	71,045	54,663	51,052	41,821
Interest on deposits	16,600	10,512	5,755	5,064	6,089
Total	$106,052	$81,557	$60,418	$56,116	$47,910
Fixed charges:
Interest excluding deposits	$8,366	$7,135	$5,118	$3,873	$3,568
Interest component on rentals*	1,037	1,071	897	891	834
Preferred stock dividends	—	—	—	—	—
Subtotal	9,403	8,206	6,015	4,764	4,402
Interest on deposits	16,600	10,512	5,755	5,064	6,089
Total	$26,003	$18,718	$11,770	$9,828	$10,491
Ratio of earnings to fixed charges:
Excluding interest on deposits	9.51	8.66	9.09	10.72	9.50
Including interest on deposits	4.08	4.36	5.13	5.71	4.57

*	Interest component on rentals estimated to be one-third of rentals.